SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                             Del Monte Foods Company
                             -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    24522P103
                                    ---------
                                 (CUSIP Number)

                                December 31, 1999
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
CUSIP No. 24522P103                   13G
-----------------------


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Partners, L.P.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) [ ]
                                                      (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER

                       22,135,425  (1)

                 ---------------------------------------------------------------
     SHARES       6.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY           0

                 ---------------------------------------------------------------
      EACH        7.   SOLE DISPOSITIVE POWER
   REPORTING
     PERSON            22,135,425  (1)

                 ---------------------------------------------------------------
       WITH       8.   SHARED DISPOSITIVE POWER

                       0

--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,135,425

--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*    [ ]


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      42.42%(2)

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

     (1)  Power is exercised through its general partner, TPG GenPar, L.P.

     (2) Based on the total outstanding shares of common stock of 52,179,599 as of December 31, 1999.

-----------------------
CUSIP No. 24522P103                   13G
-----------------------


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Parallel I, L.P.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) [ ]
                                                      (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER

                       2,205,960 (1)

                 ---------------------------------------------------------------
     SHARES       6.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY           0

                 ---------------------------------------------------------------
      EACH        7.   SOLE DISPOSITIVE POWER
   REPORTING
     PERSON            2,205,960 (1)

                 ---------------------------------------------------------------
       WITH       8.   SHARED DISPOSITIVE POWER

                       0

--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,205,960

--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*    [ ]


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.23% (2)

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

     (1)  Power is exercised through its general partner, TPG GenPar, L.P.

     (2) Based on the total outstanding shares of common stock of 52,179,599 as of December 31, 1999.

Item 1(a).   Name of Issuer:
---------    --------------

             Del Monte Foods Company (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:
---------    -----------------------------------------------

             Del Monte Foods Company
             One Market
             San Francisco, California

Item 2(a).   Name of Persons Filing:
---------    ----------------------

             Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of TPG Partners, L.P., a Delaware limited partnership ("Partners") and TPG Parallel I, L.P., a Delaware limited partnership ("Parallel" and together with Partners, the "Reporting Persons"). Additionally, information is included herein with respect to TPG GenPar, L.P., a Delaware limited partnership ("GenPar") and TPG Advisors, Inc., a Delaware corporation ("Advisors" and together with GenPar, the "Controlling Persons"). Because GenPar is the sole general partner of each of Partners and Parallel, and because Advisors is the sole general partner of GenPar, the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the shares of Common Stock owned by the Reporting Persons. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Items 2(b)-(c) Address of Principal Office or, if none, Residence; Citizenship or Place of Organization:

             The address of the principal business office of all of the Item 2 Persons is as follows: 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Delaware is the jurisdiction of formation for all of the Item 2 Persons.

Item 2(d).   Title of Class of Securities:
---------    ----------------------------

             This Schedule 13G Statement relates to the Common Stock, Par Value $0.01 of the Issuer (the "Common Stock").

Item 2(e).   CUSIP Number:
---------    ------------

             The Cusip number of the Common Stock is 24522P103.

Item 3.      If this statement is filed pursuant to Rules Section 240.13d-1(b)
------       or 240.13d-2(b) or (c), check whether the person filing is a:`
                                ------------------------------------------

            (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 780).

            (b)   [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                  78c).

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)   [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Section 240.13d-1(c), check this box [ ]

Item 4.      Ownership
------       ---------

             Partners

            (a)   Amount Beneficially Owned as of December 31, 1999: 22,135,425

            (b)   Percent of Class: 42.42%.

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 22,135,425

                  (ii)  shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of:
                        22,135,425

                  (iv)  shared power to dispose or to direct the disposition of:
                        0


             Parallel

            (a)   Amount Beneficially Owned as of December 31, 1999: 2,205,960

            (b)   Percent of Class: 4.23%.

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 2,205,960

                  (ii)  shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of:
                        2,205,960

                  (iv)  shared power to dispose or to direct the disposition of:
                        0

             GenPar

            (a)   Amount Beneficially Owned as of December 31, 1999: 24,341,385

            (b)   Percent of Class: 46.65%.

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 24,341,385

                  (ii)  shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of:
                        24,341,385

                  (iv)  shared power to dispose or to direct the disposition of:
                        0

             Advisors

            (a)   Amount Beneficially Owned as of December 31, 1999: 24,341,385

            (b)   Percent of Class: 46.65%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 24,341,385

                  (ii)  shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of:
                        24,341,385

                  (iv)  shared power to dispose or to direct the disposition of:
                        0


Item 5.      Ownership of Five Percent or Less of a Class.
------       --------------------------------------------

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
------       ---------------------------------------------------------------

             No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares of, the Common Stock owned by them.

Item 7.      Identification and Classification of the Subsidiary Which Acquired
------       the Security Being Reported on by the Parent Holding Company.
             ------------------------------------------------------------

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group.
------       ---------------------------------------------------------

             This Schedule 13G Statement is being filed on behalf of each of the
Item 2 Persons pursuant to Rules 13d-1(d) and Rule 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.      Notice of Dissolution of Group.
------       ------------------------------

             Not Applicable.

Item 10.     Certification.
-------      --------------

             Not applicable.

                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2000

                                        TPG PARTNERS, L.P.

                                            By:  TPG GenPar, L.P.,
                                                 General Partner

                                            By:  TPG Advisors, Inc.,
                                                 General Partner


                                        By: /s/ Richard A. Ekleberry
                                           ------------------------------------
                                           Name:  Richard A. Ekleberrry
                                           Title: Vice President


                                        TPG PARALLEL I, L.P.

                                            By:  TPG GenPar, L.P.,
                                                 General Partner

                                            By:  TPG Advisors, Inc.,
                                                 General Partner


                                        By: /s/ Richard A. Ekleberry
                                           ------------------------------------
                                           Name:  Richard A. Ekleberry
                                           Title: Vice President